March 18, 2008

Mr. Blaise Rhodes
Staff Accountant
Division of Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:          Exousia Advanced Materials, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Form 10-QSB for the Quarter Ended March 31, 2007
Form 10-QSB for the Quarter Ended June 30, 2007
Filed August 14, 2007

Dear Mr. Rhodes:

Please see our responses to your latest questions concerning our filings.  Please let us know if you have any additional questions or comments after you review these responses.  The following numbered responses correspond to your most recent faxed letter.

1.
Generally accepted accounting principles require the equity method of accounting be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence, in addition to being a significant owner of the enterprise, may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency.

Certain specific Exousia shareholders have a combined 40% ownership in Re-Engineered Composite Systems LLC and Engineered Particles Systems LLC (“the companies”). Wayne Rodrigue, Exousia’s CEO, is also President of both companies and Exousia provides management, accounting, purchasing, marketing, sales and R&D services for both companies through operating agreements. However, we believe that we should not follow the equity method of accounting for these companies because it is the Exousia shareholders and not Exousia, the corporation,that have an investment relationship in Re-Engineered Composite Systems LLC and Engineered Particles Systems LLC.  Not only is Exousia, the corporation, clearly not the owner of these two companies, Exousia, the corporation, who clearly does not own stock in either of the two companies does not exercise significant influence over either of the two companies. Without ownership in and significant control over either company, we do not believe it appropriate to make some attempt at recording these enterprises in our accounting records utilizing the equity method of accounting which was clearly developed for recording an equity investment in an enterprise when an investor/investee relationship exists which clearly does not exist in the present circumstances. Moreover, to have recorded these companies on some form of equity method, in our opinion, would have resulted in materially misleading financial statements and would not be in accordance with generally accepted accounting principles. Therefore, there is no reason to restate our financial statements.

Lastly and as previously provided as part of our first response letter to you in October, 2007 we have performed an extensive FIN 46 analysis and have determined that we do not have a variable interest in these companies, thus there is no need to consolidate the two companies with Exousia. Moreover, to have consolidated the companies with Exousia, in our opinion, would have resulted in materially misleading financial statements which would not have been in accordance with generally accepted accounting principles. Therefore, there is no reason to restate our financial statements.

2.
As disclosed in our March 31, 2007 10QSB, the $1,000,000 exclusivity fee with respect to the Alliance Agreement (the Agreement) to be paid to In-Pipe Technology was recorded in our accounting records and financial statements assuming that we would obtain the industrial revenue bond funding from the City of Elkhart, Indiana.  In fact, the first payment, amounting to $200,000, with respect to the Agreement, was wholly dependent upon the funding of the revenue bonds. As you know, the Elkhart revenue bond funding did not occur and although we had hoped and worked toward obtaining additional funding from other third party sources which would allow us to comply with the payment terms and other conditions of the Agreement, we were unsuccessful in obtaining the necessary funding with which to comply with the Agreement. In December 2007, it became obvious to management of Exousia and In-Pipe that we would be unable to fund the Agreement and thus both parties entered into a new agreement to terminate the Agreement, without liability (contingent or otherwise) or payment by either party.

Based upon the best information available to us in March 2007, we believed that we would close on the revenue bonds and fund the Agreement, therefore with an abundance of caution and in accordance with conservative accounting practices, we recorded the entire amount as a liability and an asset in order to reflect timely in our accounting records and financial statements the liability that we were confident that we had incurred. We wanted our investors to know that Exousia had a $1,000,000 liability and we believed then and now that the appropriate accounting treatment of the Agreement was to reflect it as a liability offset by an asset account because no costs or expenses had been incurred by Exousia, or In-Pipe on our behalf at March 31, 2007 or thereafter. Thus it was not appropriate to expense any amounts with respect to the Agreement, in March 2007.

FAS statement number 2 states that research and development expenses should be expensed as incurred. With respect to our Agreement with In-Pipe, no costs were incurred by us and to the best of our knowledge, no costs were incurred by In-Pipe for which we might have been or would become liable. This is because In-Pipe did not receive the initial $200,000 cash payment from us, or for that matter any of the subsequent payments. Because we, nor In-Pipe, incurred on our behalf, any costs with respect to the Agreement, there were no costs to expense at March 31, 2007 or thereafter as further discussed below.

With the benefit of hind sight and the knowledge we now have almost a year later, we may have made an equally strong argument for simply disclosing the transaction as a contingent liability and not recording the transaction at all until such time as the Elkhart revenue bonds funded and we made our first payment to In-Pipe. However, we fully believed in March 2007, based on the best information available to us at the time, that the Elkhart industrial bond funding was imminent and that we would then commence payment of our perceived liability to In-Pipe in compliance with the payment terms of the Agreement.  Believing at the time that the revenue bonds would fund and we would exercise our rights under the Agreement with In-Pipe, we recorded the asset and liability. As you know, circumstances can and do change and unfortunately we were unable to close on the revenue bond funding, thus we were unable to fund the Agreement. Therefore, no liability was ever incurred by us or on our behalf. Thus, we do not believe it appropriate to record any expense in our accounting records or on our financial statements. Moreover, we do not believe that we need to restate our interim financial statements for this matter.

Also, from a different perspective and with the benefit that we now have of looking back almost a year on this transaction, we may have recorded the asset as a prepaid asset classified with other current assets. Although there are a number of seemingly possible alternatives, we do not feel that our financial statements at March 31, 2007 or thereafter were misleading as stated or in reflecting either of the two alternatives described above as none of the alternatives have an impact on  cash flows, equity, or earnings or loss or earnings or loss per share. The alternative recordings would also not have any impact on the long term business plan of the Company or on how the Agreement will be recorded in our financial statements at December 31, 2007. Consequently, we do not believe that it would be appropriate to restate our interim financial statements.

Qualitatively, we do not believe that our investors base their financial decisions upon whether we classify future development costs as an intangible asset or prepaid asset.  We do believe however, that our investors were better informed of the liability associated with the Agreement because the amount was clearly recorded and disclosed in our accounting records and financial statements as opposed to being reflected solely in the footnotes to our financial statements. Because the Agreement with In-Pipe has been terminated, effective in December 2007, without cost or liability to Exousia, we will adjust our accounting records and financial statements accordingly for the year ended December 31, 2007 for the changed circumstances that occurred in December 2007.

In summary, there were no costs or expenses to record in our accounting records and financial statements at March 31, 2007 or now, with respect to the Agreement, because no costs or expenses were ever incurred by us or on our behalf by In-Pipe, under this Agreement. Because no costs or expenses were ever incurred at any time during 2007 or thereafter with respect to the Agreement, it would be misleading to record any costs or expenses in our accounting records and financial statements which were not incurred. Recording the $1,000,000 as an expense in March 2007, or there after for that matter, would not have been in accordance with generally accepted accounting principles and in our opinion would have resulted in materially misleading financial statements. Consequently, there is no reason for us to restate our interim financial statements.

3.	To be revised in our amended form 10QSB/A2 as follows:

There were no changes in the Company’s internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting for that period.

4.	To be revised in our amended form 10QSB/A as follows:

Based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this report, and because of the errors and corrections identified by management with respect to the complex rules for accounting for share-based compensation, our Chief Executive Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were  not effective as of September 30, 2007 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no changes in the Company’s internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting for that period.

5.	To be revised in our amended form 8K/A.

In accordance with the guidance of SFAS 123(R), the issuance of common stock to employees and consultants will be valued at the fair value of the goods or services rendered or the fair value of the equity instruments issued and will not be discounted for any reason.

Sincerely,

J. Wayne Rodrigue
Chief Executive Officer